Room 4561

December 11, 2006

Adele L. Mackintosh
Secretary
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, Arizona 85260

Re: **Alanco Technologies, Inc.**
        Revised Preliminary Proxy Statement on Schedule 14A filed November 21, 2006
        Form 10-KSB for the year ended December June 30, 2006, as amended
        Form 8-K filed September 11, 2006
        File No. 0-09347

Dear Ms. Mackintosh:

We have conducted a limited review of your revised preliminary proxy statement and response letter filed November 21, 2006 and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1.   It does not appear that you have filed a form of proxy with your preliminary proxy statement as required by Rule 14a-4 under the Exchange Act. Upon refiling your revised preliminary proxy statement, please include a form of proxy. The form of proxy should be clearly marked to show that it is a preliminary copy. See Rule 14a-6(e)(1) under the Exchange Act.

Proposal No. 5, page 17

2.   Your response to comment 4 of our letter dated November 1, 2006 states all information required by Item 14 of Schedule 14A has been included in the proxy statement by incorporation by reference or otherwise. It does not appear, however, that a management's discussion and analysis for StarTrak Systems has been afforded pursuant to the requirements of Item 14(c)(2) of Schedule 14A and Item 17 of Form S-4, nor does it appear that the proxy statement includes a summary term sheet required by Item 14(b)(1) of Schedule 14A. Please revise or otherwise advise.

3.   We refer you to the immediately preceding comment. In addition to the information
        requested in the comment above, expand the discussion of the background of the
        transaction with StarTrak Systems to describe all meetings, negotiations, contacts, etc.
        among board members, management and/or third parties. In doing so, please identify the
        participants in and initiators of each meeting or contact and the date of each meeting. For
        example, please explain the circumstances that led to Cronus Partners' decision to
        contact Alanco. Did Cronus Partners have a preexisting relationship with Alanco? See
        Item 14(b)(7) of Schedule 14A. Also, revise to discuss whether Cronus Partners or
        Alanco used the services of a financial advisor or a third party to evaluate the transaction.
        To the extent that Alanco received reports, opinions or appraisals, please disclose. See
        Item 14(b)(6) of Schedule 14A.

Information Incorporated by Reference, page 21

4.   We note your response to comment 6 of our letter dated November 1, 2006, but we
        continue to believe that it does not appear that the referenced reports are incorporated in a
        manner permitted by the items of Schedule 14A. More specifically, a company may only
        incorporate by reference information required by Item 14(c) of Schedule 14A as set forth
        by Item 14(e)(1) or (2). Please advise us of the basis for your belief that you may
        incorporate by reference as set forth by Item 14(e)(1). Alternatively, revise to
        incorporate by reference in a manner consistent with Item 14(e)(2) or otherwise include
        the information required by Item 14(c) directly in your proxy statement.

Form 10-KSB for the Year Ended June 30, 2006, as amended

Item 8A. Controls and Procedures

5.   We note your revised disclosure in response to comment 7 of our letter dated November
        1, 2006. Please explain to us your reference to "various evaluations" as of June 30, 2006.
        We note the necessary quarterly evaluation of your disclosure controls and procedures
        pursuant to Rule 13a-15(b) under the Exchange Act. Further, it appears that your
        officers' conclusion with respect to such evaluations continue to qualify the effectiveness
        of your disclosure controls and procedures to being "able to collect, process and disclose
        the information [you are] required to disclose in the reports [you] files with the SEC
        within the required periods." This formulation varies from the definition of disclosure
        controls and procedures set forth in Rule 13a-15(e). We note similar disclosure in your
        recently filed Form 10-QSB for the quarter ended September 30, 2006. Please revise
        these periodic reports to conclude whether your officers' determined your disclosure
        controls and procedures, as defined in Rule 13a-15(e), to be effective as of June 30 and
        September 30, 2006.   Please also confirm to us that you will consider this comment in
        preparing future periodic reports.

6.   Your revised disclosure in response to comment 8 of our letter dated November 1, 2006 addressed the requirements of Item 308(c) of Regulation S-B, but did not address our concern as to the definition for "internal controls" set forth in your disclosure. Such definition differs from the definition for internal control over financial reporting set forth in Rule 13a-15(f) under the Exchange Act. Please revise to confirm whether your internal control over financial reporting conforms to the definition set forth in Rule 15d-15(f).

Form 8-K filed September 11, 2006

7.   We note your response to comment 9 of our letter dated November 1, 2006. Your Form 8-K filed September 11, 2006 includes StarTrak Systems' audited financial statements for the years ended December 31, 2005 and 2004. It, however, does not appear that interim financial statement pursuant to Item 310(c)(3)(i) of Regulation S-B nor pro forma information pursuant to Item 310(d) of Regulation S-B has been provided. With the acquisition of StarTrak Systems having closed in June 2006, it would appear that interim financial statements for StarTrak Systems for the quarter ended March 31, 2006 needs to be included. We further note that pro forma information was intended to be provided, but the filing does not appear to have effectively provided such information.

*   *   *   *

        As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director